UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [X] Merger

     [ ] Liquidation

     [ ] Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: THE PREFERRED GROUP OF MUTUAL FUNDS (the "Trust")

3.   Securities and Exchange Commission File Nos. 33-46479; 811-06602

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?


     [ ]   Initial Application            [X]    Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     411 Hamilton Boulevard, Suite 1200
     Peoria, Illinois 61602

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Brian D. McCabe, Esquire                    Paula M. Ingram, Esquire
     Ropes & Gray LLP                            Ropes & Gray LLP
     One International Place                     One International Place
     Boston, MA  02110                           Boston, MA 02110
     (617) 951-7801; or,                         (617) 951-7007

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     Caterpillar Investment Management Ltd.
     411 Hamilton Boulevard, Suite 1200
     Peoria, Illinois 61602
     1-800-662-4769

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     Caterpillar Inc.
     100 NE Adams Street
     Peoria, Illinois 61629
     (309) 675-1000

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end    [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     Caterpillar Investment Management Ltd.
     411 Hamilton Boulevard, Suite 1200
     Peoria, Illinois  61602

     Lord, Abbett & Co. LLC
     90 Hudson Street
     Jersey City, New Jersey  07302

     Barrow, Hanley, Mewhinney & Strauss Inc.
     2200 Ross Avenue, 31st Floor
     Dallas, Texas  75201

     Pacific Financial Research
     9601 Wilshire Boulevard, Suite 800
     Beverly Hills, California  90210

     MFS Institutional Advisors Inc.
     500 Boylston Street
     Boston, Massachusetts  02116

     Oppenheimer Capital LLC
     1345 Avenue of the Americas
     New York, New York  10105

     Jennison Associates, LLC
     466 Lexington Avenue
     New York, New York  10017

     Turner Investment Partners, Inc.
     1205 Westlakes Drive, Suite 100
     Berwin, Pennsylvania  19312

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     Mellon Capital Management Corporation
     595 Market Street, Suite 3000
     San Francisco, California  94105

     PanAgora Asset Management, Inc.
     260 Franklin Street, 22nd Floor
     Boston, Massachusetts  02110

     Mercator Asset Management, LP
     5200 Town Center Circle, Suite 550
     Boca Raton, Florida  33486

     McKinley Capital Management, Inc.
     3301 C Street, Suite 500
     Anchorage, Alaska  99503

     Marvin & Palmer Associates, Inc.
     1201 North Market Street, Suite 2300
     Wilmington, Delaware  19801

     Western Asset Management Company
     385 E. Colarado Boulevard
     Pasadena, California  91101

     Western Asset Management Company  Limited
     115 Bishopgate
     London, UK EC2M3XG

     J.P. Morgan Investment Management, Inc.
     245 Oak Avenue
     New York, New York 10167

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Caterpillar Securities, Inc.
     411 Hamilton Boulevard
     Peoria, Illinois 61602

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): Not applicable.

     (b) Trustee's name(s) and address(es): Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes      [X]  No

     If Yes, for each UIT state:

         Name(s):
         File No.:
         Business Address:

15. (a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


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         [X]   Yes     [ ]  No

         If Yes, state the date on which the board vote took place:

         February 16, 2006.

         If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]   Yes     [ ]   No

         If Yes, state the date on which the shareholder vote took place:

         June 9, 2006.

         If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes     [ ]    No

     (a) If Yes, list the date(s) on which the fund made those distributions:

         June 19, 2006

     (b) Were the distributions made on the basis of net assets?

         [X]   Yes    [ ]    No

     (c) Were the distributions made pro rata based on share ownership?

         [X]   Yes    [ ]    No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [ ]   Yes    [ ]    No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]   Yes       [ ]    No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?


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     [ ]   Yes       [X]    No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed? 0

     (b)  Describe the relationship of each remaining shareholder to the fund:
          Not applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes      [X]    No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [X]  Yes     [ ]    No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


         As of October 25, 2006, the funds comprising the Trust have retained cash to pay as yet unreceived invoices from service providers.

         Funds                                                   Cash
         -----                                                   ----
         Preferred Value Fund                                   $19,035
         Preferred Large Cap Growth Fund                        $21,019
         Preferred Mid Cap Growth Fund                          $ 9,388
         Preferred Small Cap Growth Fund                        $11,932
         Preferred Asset Allocation Fund                        $19,953
         Preferred International Value Fund                     $65,647
         Preferred Short-Term Government Securities Fund        $10,556
         Preferred Fixed Income Fund                            $61,910
         Preferred Money Market Fund                            $13,808
         Preferred International Growth Fund                    $     0


     (b) Why has the fund retained the remaining assets?


         To pay as of yet unreceived invoices from service providers to the Trust.



     (c) Will the remaining assets be invested in securities?

         [ ]   Yes     [X]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]   Yes    [ ]    No

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     If Yes,

     (a) Describe the type and amount of each debt or other liability:


         The funds' liabilities consist of as yet unreceived invoices from service providers.


     (b) How does the fund intend to pay these outstanding debts or other liabilities?

         The funds intend to pay outstanding liabilities using the cash retained.

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a)  List the expenses incurred in connection with the Merger or
         Liquidation:

          (i)  Legal expenses: Approximately $400,000.

          (ii) Accounting expenses: Approximately $20,000.

         (iii) Other expenses (list and identify separately):

               Proxy solicitation expenses: Approximately $20,000.

               SEC registration fees and filing costs: Approximately $50,000.

          (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $490,000.

     (b) How were those expenses allocated?

         All fees and expenses related to the merger were borne by Caterpillar Investment Management Ltd., the Trust's investment adviser.

     (c) Who paid those expenses?

         Caterpillar Investment Management Ltd. paid these expenses.

     (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes    [X]    No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes    [X]    No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

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     [ ] Yes    [X]    No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:


         Each of the ten series of the Trust merged into its respective T. Rowe Price Fund. Preferred Value Fund merged into T. Rowe Price Value Fund, Inc., Preferred Large Cap Growth Fund merged into T. Rowe Price Growth Stock Fund, Inc., Preferred Mid Cap Growth Fund merged into T. Rowe Price Mid-Cap Growth Fund, Inc., Preferred Small Cap Growth Fund merged into T. Rowe Price New Horizons Fund, Inc., Preferred Asset Allocation Fund merged into T. Rowe Price Capital Appreciation Fund, Preferred International Value Fund merged into T. Rowe Price International Growth & Income Fund, a series of T. Rowe Price International Funds, Inc., Preferred International Growth Fund merged into T. Rowe Price International Stock Fund, a series of T. Rowe Price International Funds, Inc., Preferred Short-Term Government Securities Fund merged into T. Rowe Price Short-Term Bond Fund, Inc., Preferred Fixed Income Fund merged into T. Rowe Price New Income Fund, Inc. and Preferred Money Market Fund merged into T. Rowe Price Summit Cash Reserves Fund, a series of T. Rowe Price Summit Fund, Inc.


     (b) State the Investment Company Act file number of the fund surviving the
         Merger:

         811-07209; 811-00579; 811-06665; 811-00958; 811-04519; 811-05833;
         811-05833; 811-03894; 811-02396; 811-07093

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 033-54963; 002-10780; 033-47806; 002-18099;
         033-05646; 002-65539; 002-87568; 002-48848; 033-50319, Forms 497,
         filed May 26, 2006.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Preferred Group of Mutual Funds, (ii) he is the President of The Preferred Group of Mutual Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                    /s/  David L. Bomberger
                                                    -----------------------
                                                    David L. Bomberger
                                                    President

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